Orbotech

Orbotech, Inc.
44 Manning Road
Billerica, MA 01821

Tel (978) 667-6037
Fax (978) 667-9969

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the Month of February, 2002

ORBOTECH LTD.
(Translation of Registrant's Name into English)

New Industrial Zone, P.O. Box 215, Yavne 70651 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ___X___ Form 40-F ______

Attached hereto and incorporated by reference herein:

(a) Orbotech Announces Fourth Quarter and Full Year 2001 Results
(b) Orbotech Announces Three Technology Investments

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 333-05440, Registration No. 333-06542, Registration No. 33-78196, Registration No. 333-8404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

Orbotech

Orbotech, Inc.
44 Manning Road
Billerica, MA 01821

Tel (978) 667-6037
Fax (978) 667-9969

FOR IMMEDIATE RELEASE

CONTACT:
Adam Rosen
KCSA Public Relations Worldwide
(212) 682-6300
www.kcsa.com

COMPANY CONTACT:
Adrian Auman, Corporate Vice President
Investor Relations, Director of Finance
Orbotech Ltd.
+972-8-942-3560
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH ANNOUNCES FOURTH QUARTER AND FULL YEAR 2001 RESULTS

YAVNE, ISRAEL -- February 4, 2002 -- ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2001.

Revenues for the fourth quarter of 2001 were $58.9 million, a decrease of 44% from the $105.9 million recorded in the fourth quarter a year ago. Net loss for the fourth quarter of 2001, excluding special charges of $21.0 million, net of taxes, was $0.7 million, or $0.02 per share (diluted) compared with net income for the fourth quarter last year of $22.7 million, or $0.70 per share (diluted). Including the special charges, net loss for the fourth quarter of 2001 was $21.7 million, or $0.68 per share (diluted).

Special charges recorded during the quarter were: $1.7 million ($1.5 million net of taxes) in restructuring costs related to further head count reductions and operational rationalization, a $7.0 million ($6.2 million net of taxes) reserve for write down of excess inventory and a $1.2 million ($1.1 million net of taxes) payment to Jenoptik AG for its special contribution to research and development projects. The Company also recorded a one-time charge of $14.2 million ($12.2 million net of taxes) arising out of an agreement reached with the Israeli Office of the Chief Scientist ("OCS") for the early payment of all royalties arising from future sales with respect to previous OCS grants to the Company. This amount is payable on a level principal basis over five years. This agreement will enable Orbotech to participate in a new OCS program under which it will be eligible to receive future research and development grants without any royalty repayment obligations.

The Company increased its cash and cash equivalents to approximately $166.0 million from the approximately $158.0 million as at September 30, 2001. The Company's only outstanding indebtedness arises from the recent agreement with the OCS.

Revenues for the full year ended December 31, 2001 were $301.9 million, a decrease of 19 % compared with the $372.3 million recorded in 2000. Net income for 2001, excluding special charges of $25.0 million, net of taxes, was $26.9 million, or $0.82 per share (diluted) compared with net income of $79.1 million, or $2.40 per share (diluted) for 2000. Including the special charges, net income for 2001 was $1.9 million, or $0.06 per share (diluted).

Sales of equipment to the printed circuit board ("PCB") industry relating to bare PCBs in the fourth quarter of 2001 were $23.5 million, compared with $20.8 million in the third quarter and $61.0 million in the fourth quarter of 2000. Sales of flat panel display ("FPD") inspection equipment were $12.9 million, compared with $12.8 million the previous quarter and $16.8 million in the fourth quarter of 2000. Sales of equipment to the PCB industry relating to assembled PCBs were $3.2 million compared with $7.1 million in the third quarter of 2001 and $7.8 million in the fourth quarter of 2000. Sales of IC packaging substrate inspection equipment for the fourth quarter of 2001 were $1.3 million. In addition, service revenue for the fourth quarter decreased to $17.0 million from $19.3 million in the third quarter of 2001 and $19.4 million in the fourth quarter of 2000.

The Company's results for the fourth quarter reflect the ongoing uncertainty throughout the electronics industry worldwide. At present, the Company believes that the current downturn will prevail through the first half of 2002 and is therefore continuing to implement cost containment measures. These include a further reduction in the Company's worldwide workforce in the fourth quarter of 2001 and the beginning of the first quarter of 2002, a reduction in employee salaries and a further reduction of 10% in management salaries. The Company will also continue to rationalize certain of its operating activities.

Separately, the Company also announced today that it has, both directly and through its corporate venture fund, Orbotech Technology Ventures, committed to invest approximately $7.0 million in three private, Israeli companies. These investments reflect the Company's strategy for growth and are intended further to strengthen its overall position.

Commenting on the results, Yochai Richter, President and Chief Executive Officer, said, "We do not expect an improvement in business conditions in the first half of the year. However, as we look beyond, there are some encouraging signs, particularly in the FPD industry. In the meantime, we have worked hard this past year to adapt our cost structure to current realities and are ready to take advantage of any improvement in business conditions. We believe that our continuing investments in our increasingly diversified product line, our strong customer relationships and solid financial position will serve to maintain our leadership position."

An earnings conference call is scheduled for Monday, February 4, 2002, at 9:00 a.m. EST. The dial-in number for the conference call is 712-271-0888, and a replay will be available, on telephone 402-998-1647, until February 14, 2001. The pass code is Q4. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company's website at www.orbotech.com

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of the Company's or competitors' new product and service offerings, the mix of product and service revenues, changes in the Company's or competitors' business or pricing strategies, changes in the prevailing political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company's SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech designs, develops, manufactures, markets and services production support solutions for the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company is a world leader in automated optical inspection (AOI) systems for bare PCBs and for FPDs, and in imaging solutions for PCB production, and is a leading provider of AOI systems for assembled PCBs. The Company's innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Of Orbotech's employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide hi-tech solutions and technologies designed to meet customers' long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 50 offices worldwide. The Company's extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2001

	December 31 2001 (Audited)	December 31 2000 (Audited)
	U. S. dollars in thousands	
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	99,899	136,196
Short-term investments	40,828	26,678
Accounts receivable:		
Trade	82,619	86,157
Other	19,747	16,209
Inventories	80,062	84,058
Total current assets	323,155	349,298
INVESTMENTS AND NON-CURRENT RECEIVABLES:		
Long-term investments	25,484	25,896
Deferred income taxes	2,209	230
Non-current trade receivables	604	404
	28,297	26,530
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	25,244	24,031
GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	18,746	10,441
	395,442	410,300
Liabilities and shareholders' equity		
CURRENT LIABILITIES:		
Current maturities of long-term liabilities	2,835	723
Accounts payable and accruals:		
Trade	13,776	32,501
Other	50,890	67,208
Total current liabilities	67,501	100,432
LONG-TERM LIABILITY TO THE GOVERNMENT OF ISRAEL, net of current maturities	11,338	
ACCRUED SEVERANCE PAY, net of amounts funded	8,007	8,214
Total liabilities	86,846	108,646
MINORITY INTEREST IN CONSOLIDATED PARTNERSHIPS		1,633
SHAREHOLDERS' EQUITY:		
Share capital	1,605	1,591
Capital surplus	92,590	85,891
Retained earnings	236,725	234,863
	330,920	322,345
Less treasury stock, at cost	(22,324)	(22,324)
Total shareholders' equity	308,596	300,021
	395,442	410,300

Orbotech

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE TWELVE MONTH AND THREE MONTH PERIODS ENDED DECEMBER 31, 2001

	12 months ended December 31		3 months ended December 31	
	2001	2000	2001	2000
	(Audited)		(Unaudited)	
	U.S. dollars in thousands (except per share data)			
REVENUES	301,904	372,341	58,890	105,861
COST OF REVENUES:				
COST	159,461	175,143	34,406	49,430
WRITE-DOWN OF INVENTORIES	7,013		7,013	
	166,474	175,143	41,419	49,430
GROSS PROFIT	135,430	197,198	17,471	56,431
RESEARCH AND DEVELOPMENT COSTS- net	50,047	42,097	13,016	12,817
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	61,444	67,823	13,058	19,515
AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS	7,291	4,558	1,922	1,181
RESTRUCTURING COSTS	6,149		1,743	
SETTLEMENT WITH THE GOVERNMENT OF ISRAEL IN RESPECT OF R&D GRANTS RECEIVED	14,173		14,173	
OPERATING INCOME (LOSS)	(3,674)	82,720	(26,441)	22,918
FINANCIAL INCOME - net	4,533	7,957	920	2,887
OTHER INCOME (EXPENSE)- net	28	48	(22)	20
INCOME (LOSS) BEFORE TAXES ON INCOME	887	90,725	(25,543)	25,825
TAXES ON INCOME	(975)	10,838	(3,871)	2,998
INCOME (LOSS) FROM OPERATIONS OF THE COMPANY, ITS SUBSIDIARIES AND PARTNERSHIPS	1,862	79,887	(21,672)	22,827
MINORITY SHARE IN CONSOLIDATED PARTNERSHIPS		(814)		(94)
NET INCOME (LOSS) FOR THE PERIOD	1,862	79,073	(21,672)	22,733
EARNINGS (LOSS) PER SHARE:				
BASIC	$0.06	$2.51	($0.68)	$0.72
DILUTED	$0.06	$2.40	($0.68)	$0.70
WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:				
BASIC	31,819	31,566	31,819	31,376
DILUTED	32,871	32,932	31,819	32,582

Orbotech

Orbotech

Orbotech, Inc.
44 Manning Road
Billerica, MA 01821

Tel (978) 667-6037
Fax (978) 667-9969

FOR IMMEDIATE RELEASE

CONTACT:
Adam Rosen
KCSA Public Relations Worldwide
(212) 682-6300
www.kcsa.com

COMPANY CONTACT:
Adrian Auman, Corporate Vice President
Investor Relations, Director of Finance
Orbotech Ltd.
+972-8-942-3560
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH ANNOUNCES THREE TECHNOLOGY INVESTMENTS

YAVNE, ISRAEL -- February 4, 2002 -- ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced that it has committed, both directly and through its corporate venture fund, Orbotech Technology Ventures ("Orbotech Ventures"), to equity investments totaling approximately $7.0 million in three private, Israeli companies. These investments reflect the Company's strategy for growth and are intended further to strengthen its overall position within the electronics industry.

The two investments made through Orbotech Ventures are in BioView Ltd. ("BioView"), a developer of machine vision technology for medical applications, and Sagitta Engineering Solutions Ltd. ("Sagitta"), a developer of production and inspection equipment for advanced fiber optic components. In addition, Orbotech Ltd. has invested directly in CoreFlow Scientific Solutions Ltd. ("CoreFlow"), a developer of aerodynamic based technologies for conveying and automation applications for use in several industries.

BioView, founded in Israel in 2000, is engaged in the screening and diagnostic field by applying a combination of proprietary biological processes with singularly innovative machine-vision technology. BioView has developed a platform applicable for numerous medical applications, including cancer monitoring and solid tumor detection and early stage detection of fetal abnormalities (such as Down Syndrome). The company's technological platform, based on an ultra-fast automatic imager coupled with a unique biological preparation protocol, detects rare events (rare cells) in a cell sample and images them with a number of markers to create a comprehensive cell analysis.

Sagitta, founded in Israel in 1995, is engaged in the development of production and inspection equipment designed to enhance significantly the manufacturing processes of advanced fiber optic components. Sagitta's first line of fiber optics products addresses the important existing need to automate the optical shape formation final polishing and inspection processes associated with most fiber optic components. The company's technological platform incorporates precise robotics, integrated vision and optics platform, and Artificial Intelligent algorithms for Nano-polishing process control.

"We believe that both Bio View and Sagitta have advanced and viable technologies which address real needs already experienced in the industries they serve," commented Mr. Asher Levy, Managing Director of Orbotech Ventures. "These investments - Orbotech Ventures' first since the fund was established - are particularly appropriate as they complement Orbotech's own core technologies."

CoreFlow, founded in Israel in 1999, has developed an innovative technology for controlling the flow of air or liquids through a specially designed nozzle based on a self adaptive, aerodynamic blockage mechanism. The technology is already being utilized in a variety of applications in the printed circuit board, flat panel display, semiconductor and printing industries, including for vacuum clamping, air-bearing and non-contact support and conveying of systems.

Commenting on the CoreFlow investment, Mr. Jaron Lotan, Executive Vice President for Business & Strategy at Orbotech Ltd., said: "The Company believes that CoreFlow's sophisticated technology for novel handling, in addition to offering significant potential benefits for Orbotech's products and technologies, may also have the capability of improving production processes and introducing considerable efficiencies throughout the entire electronics industry."

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company's SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech designs, develops, manufactures, markets and services production support solutions for the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company is a world leader in automated optical inspection (AOI) systems for bare PCBs and for FPDs, and in imaging solutions for PCB production, and is a leading provider of AOI systems for assembled PCBs. The Company's innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Of Orbotech's employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide hi-tech solutions and technologies designed to meet customers' long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 50 offices worldwide. The Company's extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

Date: 2/4/02 ____________ By: ________________________

Orbotech

Orbotech, Inc.
44 Manning Road
Billerica, MA 01821
Tel (978) 667-6037
Fax (978) 667-9969

February 4, 2002

Orbotech Ltd.
Report on Form 6-K

Dear Ladies and Gentlemen:

On behalf of Orbotech Ltd. (the "Company"), I enclose one signed and seven conformed copies of the Company's report on Form 6-K, including the documents incorporated therein. The signed copy is sequentially numbered.

Please acknowledge receipt of the report by stamping the enclosed copy of this letter and returning it in the enclosed self addressed stamped envelope.

Sincerely,

Ofer Aish
Vice President Finance and Operations

RECEIVED
FEB 05 2002
364

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention of Filing Desk

Encls.

Enclosures
020402L.doc